                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                             PRIME HOSPITALITY CORP.
                             -----------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   741917 10 8
                                   -----------
                                 (CUSIP Number)

                                 A.F. PETROCELLI
                            c/o United Capital Corp.
                                  9 Park Place
                           Great Neck, New York 11021
                                 (516) 466-6464
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300

                                 August 18, 2004
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box [ ].

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

----------------------------                        ----------------------------
CUSIP No. 741917 10 8                13D                       Page 2 of 9 Pages
----------------------------                        ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     A.F. Petrocelli
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  4,870,000(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               3,539,697
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,870,000(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               3,539,697
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,409,697(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.0%  (see Item 5 for explanation of beneficial  ownership percentage calculation)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes  options  to  purchase  4,825,000  shares  of  Common  Stock at an exercise price of $9.31 per share as to 10,000 shares,  $10.00 per share as to 65,000  shares,  $5.91 per share as to  1,750,000  shares  and $9.12 per share as to 3,000,000  shares,  all of which are currently  exercisable  or will become  exercisable  within 60 days of August 24,  2004,  assuming the consummation  of the Merger (as  hereinafter  defined)  occurs on or before
     October 23, 2004.

----------------------------                        ----------------------------
CUSIP No. 741917 10 8                13D                       Page 3 of 9 Pages
----------------------------                        ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     United Capital Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  3,539,697
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,539,697
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,539,697
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.9% (see Item 5 for explanation of beneficial ownership
                          percentage calculation)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
CUSIP No. 741917 10 8                13D                       Page 4 of 9 Pages
----------------------------                        ----------------------------

         This  Amendment No. 5 (this  "Amendment")  to Statement on Schedule 13D
(the  "Schedule  13D") is being filed on behalf of each of A.F.  Petrocelli  and
United Capital Corp.,  a Delaware  corporation  ("United" and together with A.F.
Petrocelli, the "Reporting Entities").

         This  Amendment  relates to the common stock,  par value $.01 per share
(the "Common Stock"),  of Prime Hospitality  Corp., a Delaware  corporation (the
"Company"). Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to them in the Schedule 13D.

       Item 3 is hereby amended and restated to read as follows:

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

         The 45,000 shares of Common Stock owned by Mr. Petrocelli were acquired with personal funds.  The options to purchase  4,825,000  shares of Common Stock were granted to Mr.  Petrocelli in  consideration  for services  rendered to the
Company.

         The aggregate  purchase  price of the 3,539,697  shares of Common Stock owned by United is $24,339,735,  including brokerage commissions.  The shares of
Common Stock owned by United were acquired with working capital.

       Item 4 is hereby amended and restated to read as follows:

Item 4.    Purpose of Transaction.
           ----------------------

         On August 18, 2004, BREP IV Hotels Holding L.L.C.  ("Parent"),  BREP IV
Hotels  Acquisition  L.L.C.  ("Merger  Sub")  and the  Company  entered  into an
Agreement and Plan of Merger (the "Merger Agreement"),  providing for the merger of the  Company  with and  into  Merger  Sub  (the  "Merger")  with  Merger  Sub continuing  as the  surviving  entity of the Merger (the  "Surviving  Company").
Subject to the terms and  conditions of the Merger  Agreement,  at the effective time  of  the  Merger,  each  share  of  Common  Stock  issued  and  outstanding immediately  prior to the  effective  time will be  converted  into the right to receive $12.25 in cash (other than shares held in the treasury of the Company or owned by Merger  Sub,  Parent or any  wholly-owned  subsidiary  of Parent or the
Company  and other  than  shares  held by a  stockholder  who  properly  demands statutory  appraisal rights).  In addition,  pursuant to the terms of the Merger
Agreement and at the effective time of the Merger, the directors and officers of
Merger  Sub  immediately  prior  to the  effective  time  shall  be the  initial directors and officers of the Surviving Company.  The consummation of the Merger is subject to the  satisfaction  or waiver at or prior to the effective  time of the Merger of certain conditions, including, but not limited to, adoption of the
Merger Agreement by the Company's stockholders.

         Parent  intends to cause the delisting of the Common Stock from the New
York Stock Exchange following consummation of the Merger.

         Concurrent  with the execution of the Merger  Agreement,  the Reporting
Entities  entered into a Voting  Agreement (the "Voting  Agreement") with Parent with  respect  to all  shares of Common  Stock  directly  held by the  Reporting
Entities and any Common Stock acquired by the Reporting  Entities after the date of the  Voting  Agreement.  Subject  to the terms and  conditions  of the Voting
Agreement, the Reporting Entities have agreed to vote (or cause to be voted) all

----------------------------                        ----------------------------
CUSIP No. 741917 10 8                13D                       Page 5 of 9 Pages
----------------------------                        ----------------------------

shares of Common Stock  beneficially owned by them (the "Covered Shares") (a) in favor of the Merger and any other  matters  necessary  for  consummation  of the transactions  contemplated by the Merger  Agreement and (b) against any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business  combination between the Company and any other person (other than the Merger) and any other  action that could  reasonably  be expected to impede,
interfere  with,  delay,   postpone  or  adversely  affect  the  Merger  or  any
transactions  contemplated  by the Merger  Agreement or the Voting  Agreement or
result in a breach in any material  respect of any covenant,  representation  or warranty  or other  obligation  or  agreement  of the  Company  under the Merger
Agreement.  The Reporting Entities  irrevocably  granted to and appointed Parent and certain  officers of Parent proxy and  attorney-in-fact  to vote the Covered
Shares as described above. Each of the Reporting Entities also agreed to refrain from  transferring  their shares of Common Stock other than,  in the case of Mr.
Petrocelli,  to  specified  related  persons  who have agreed to be bound by the
Voting Agreement.  The Voting Agreement terminates upon the earliest to occur of the effective time of the Merger,  the  termination  of the Merger  Agreement in accordance  with its  terms and  written  notice of  termination  of the  Voting
Agreement by Parent.

         This  description of the Voting  Agreement and the Merger  Agreement is
qualified in its entirety by  reference to the Voting  Agreement  and the Merger
Agreement, copies of which have been filed as Exhibits 3 and 4, respectively, to this Schedule 13D and are incorporated herein by reference.

         Except  as set  forth in this Item 4, the  Reporting  Entities  have no present  plans or  proposals  which  relate  to, or could  result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

       Items 5(a)-(b) are hereby amended and restated to read as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The following chart sets forth the aggregate  number and percentage of Shares  beneficially  owned by each of the Reporting  Entities as of the date hereof:

                             Number                               Percentage
                       ------------------                     ------------------
A.F. Petrocelli           8,409,697(1)                            17.0%(2)

United Capital Corp.      3,539,697                                7.9%(2)

          (1)  Pursuant to the  regulations  promulgated  under Section 13(d) of the Exchange Act, by virtue of Mr. Petrocelli's relationship with
               United as  described in Item 2, Mr.  Petrocelli  may be deemed to have shared  power to vote or to direct the vote and shared power to dispose or to direct the  disposition  of 3,539,697  shares of

----------------------------                        ----------------------------
CUSIP No. 741917 10 8                13D                       Page 6 of 9 Pages
----------------------------                        ----------------------------

               Common  Stock  held for the  account of  United.  Mr.  Petrocelli expressly disclaims  beneficial ownership of any of the shares of
               Common Stock directly held by United.

          (2)  The  percentage  ownership  for Mr.  Petrocelli  is  based on (i)
               44,608,182  shares of Common  Stock  outstanding  as of August 2,
               2004, as reported in the Company's  Quarterly Report on Form 10-Q for the period  ended June 30,  2004 plus (ii)  4,825,000,  which equals the total  number of  currently  exercisable  options,  or options  exercisable within 60 days (assuming the consummation of the Merger occurs on or before  October 22,  2004),  owned by Mr.
               Petrocelli.  The  percentage  ownership  for United is calculated based upon the 44,608,182 shares of Common Stock described in the preceding sentence.

         Except as otherwise set forth in a Schedule 13D or amendment  hereto or thereto  of any of the  Reporting  Entities,  each  Reporting  Entity  expressly disclaims  beneficial  ownership  of any of the  shares of  Common  Stock of the
Company  directly  owned by any other  Reporting  Entity  and the filing of this
Statement  shall not be construed as an admission,  for the purposes of Sections
13(d)  and  13(g)  or under  any  provision  of the  Exchange  Act or the  rules promulgated  thereunder or for any other purpose, that any Reporting Entity is a beneficial owner of any such shares.

         (b)

                      Sole Voting      Shared Voting     Sole Dispositive    Shared Dispositive
                         Power             Power              Power                Power
                      -----------      -------------     ----------------    ------------------
A.F. Petrocelli       4,870,000(1)      3,539,697(2)       4,870,000(1)         3,539,697(2)

United Capital Corp.  3,539,697              0             3,539,697                 0

          (1)  Includes options to purchase  4,825,000 shares of Common Stock at an exercise price of $9.31 per share as to 10,000 shares,  $10.00 per share as to 65,000  shares,  $5.91 per share as to  1,750,000 shares and $9.12 per share as to 3,000,000  shares,  all of which are currently  exercisable or will become  exercisable  within 60 days of August 24, 2004,  assuming the consummation of the Merger occurs on or before October 23, 2004.

          (2)  Pursuant to the  regulations  promulgated  under Section 13(d) of the Exchange Act, by virtue of Mr. Petrocelli's relationship with
               United as  described in Item 2, Mr.  Petrocelli  may be deemed to have shared  power to vote or to direct the vote and shared power to dispose or to direct the  disposition  of 3,539,697  shares of
               Common  Stock  held for the  account of  United.  Mr.  Petrocelli expressly disclaims  beneficial ownership of any of the shares of
               Common Stock directly held by United.

       Item 6 is hereby amended and restated to read as follows:

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect
           to Securities of the Issuer.
           ---------------------------------------------------------------------

         The  description  of the Merger  Agreement and the Voting  Agreement in
Item 4 is  incorporated  herein by  reference.  Other than as described  herein, there are no contracts, arrangements,  understandings or relationships among the

----------------------------                        ----------------------------
CUSIP No. 741917 10 8                13D                       Page 7 of 9 Pages
----------------------------                        ----------------------------

Reporting Entities, or between the Reporting Entities and any other person, with respect to the securities of the Issuer.

       Item 7 is hereby amended to add the following:

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           3.  Voting  Agreement,  dated as of August  18,  2004,  among BREP IV
               Hotels Holding L.L.C., A.F. Petrocelli and United Capital Corp.

           4.  Agreement and Plan of Merger,  dated as of August 18, 2004, among
               BREP IV Hotels Holding L.L.C.,  BREP IV Hotels Acquisition L.L.C.
               and Prime Hospitality Corp.

                            [SIGNATURE PAGE FOLLOWS]

----------------------------                        ----------------------------
CUSIP No. 741917 10 8                13D                       Page 8 of 9 Pages
----------------------------                        ----------------------------

                                   SIGNATURES
                                   ----------

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:  August 24, 2004

                                       /s/ A.F. Petrocelli
                                      ------------------------------------------
                                      A.F. PETROCELLI

                                      UNITED CAPITAL CORP.

                                      By: /s/ A.F. Petrocelli
                                         ---------------------------------------
                                         Name:   A.F. Petrocelli
                                         Title:  Chairman, President and Chief
                                                 Executive Officer

----------------------------                        ----------------------------
CUSIP No. 741917 10 8                13D                       Page 9 of 9 Pages
----------------------------                        ----------------------------

                                  EXHIBIT INDEX
                                  -------------

        Number          Exhibit
        ------          -------

          3.            Voting  Agreement,  dated as of August 18,  2004,  among
                        BREP IV  Hotels  Holding  L.L.C.,  A.F.  Petrocelli  and
                        United Capital Corp.

          4.            Agreement  and Plan of  Merger,  dated as of August  18,
                        2004,  among  BREP IV  Hotels  Holding  L.L.C.,  BREP IV
                        Hotels Acquisition L.L.C. and Prime Hospitality Corp.